Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Reports Financial Results from Q3'2023, Including EPS of $0.07 Driven by Significant Gains on Physical Uranium Holdings

Toronto, ON – November 8, 2023. Denison Mines Corp. (‘Denison’ or the ‘Company’) (TSX: DML, NYSE American: DNN) has filed its Condensed Consolidated Financial Statements and Management’s Discussion & Analysis (‘MD&A’) for the quarter ended September 30, 2023. Both documents are or will be available on the Company’s website at www.denisonmines.com, SEDAR+ (at www.sedarplus.ca) and EDGAR (at www.sec.gov/edgar.shtml). The highlights provided below are derived from these documents and should be read in conjunction with them. All amounts in this release are in Canadian dollars unless otherwise stated.

The Company reported earnings per share (‘EPS’) of $0.07 for the third quarter of 2023, which was driven by the recognition of a significant gain on the Company’s physical uranium holdings, net of operating expenses primarily related to the Company’s advancement of its flagship Wheeler River Project.

David Cates, President and CEO of Denison commented, “Denison’s results from the third quarter reflect an incredibly active time in the Company’s modern history. We continue to focus on the advancement of Wheeler River’s Phoenix deposit as the first In-Situ Recovery (‘ISR’) uranium mining project in the Athabasca Basin.

Each quarter we are moving closer to a final investment decision for Phoenix, with notable progress having been recently achieved – including the continuation of front-end engineering and design (‘FEED’), the commencement of procurement of long-lead items, the advancement of the Environmental Impact Statement (‘EIS’) review process, and the signing of a landmark Shared Prosperity Agreement (‘SPA’) with English River First Nation (‘ERFN’), in which ERFN consents to the development of Wheeler River. The Company also recently reported the completion of the final stage of our history-making Phoenix ISR Feasibility Field Test (‘FFT’), where we previously demonstrated our ability to recover uranium bearing solution from the Phoenix deposit, and have now further validated the processing designs and assumptions for the future Phoenix processing plant through the successful completion of the recovered solution management phase.

Beyond Wheeler River, we are investing in our pipeline of development projects including the Tthe Heldeth Túé uranium deposit (‘THT’) on the Waterbury Lake property and the Midwest project, which are both being assessed to determine the amenability of ISR mining. Our inaugural ISR field test at THT achieved its planned objectives and confirms our previous expectation that THT can be amenable to the ISR mining method and should be considered a highly prospective small-scale uranium development project.

Financially, our physical uranium holdings continue to appreciate, increasing in value by more than 30% and resulting in a gain of over $63 million in the third quarter alone, as the uranium spot price jumped from US$56/lb U3O8 to over $73/lb U3O8. Combined with the net proceeds of our recently completed equity financing to fund long-lead procurement for Phoenix, the Company is very well funded to deliver on our ambitious objectives with a pro-forma balance of working capital and investments approaching $400 million.”

Highlights

■
Exceptional Third Quarter Earnings Driven by $63.1 Million Gain on Uranium Investments

During the third quarter of 2023, the Company’s earnings of $58.2 million ($0.07 per share) were driven by an impressive $63.1 million fair value gain on the Company’s investments in uranium. The Company’s holdings of 2.5 million pounds U3O8 were acquired in 2021, at an average price of $36.67 per pound U3O8 (US$29.66 per pound U3O8), and have increased in value by 171% to $99.37 per pound U3O8 (US$73.50 per pound U3O8) for an aggregate value of approximately $248.5 million (US$183.8 million).

■
Landmark Shared Prosperity Agreement signed with English River First Nation

In September 2023, Denison announced the signing of an SPA with ERFN supporting the development and operation of Denison's Wheeler River Project in northern Saskatchewan (the 'Project'). The SPA received support from a substantial majority of ERFN members who participated in a ratification vote on its key terms.

The signing of the SPA follows years of active engagement, including a four-month-long ERFN-led community consultation process ahead of the ratification vote, and represents a significant milestone in the history of both Denison's relationship with ERFN and the Project.

The SPA acknowledges that the Project is located within ERFN's Ancestral Lands and provides Denison with ERFN's consent to advance the Project. Additionally, the SPA outlines a shared recognition that ERFN is the Knowledge Keeper of the culture, ways, customs, and values of ERFN in relation to the environment and its Members and reflects ERFN's desire to prioritize sustainability. Amongst other key commitments, the SPA provides ERFN and its Members with (i) an important role in environmental monitoring and management, and (ii) benefits from community investment, business opportunities, employment and training opportunities, and financial compensation. Overall, the SPA describes a mutual commitment to maintain an open, respectful, and cooperative relationship between Denison and ERFN to ensure mutual prosperity as the development and operation of the Project progresses.

■
Completion of the Recovered Solution Management Phase of the Phoenix ISR Feasibility Field Test

In November 2023, the Company announced the successful completion of the recovered solution management phase of the FFT. The FFT was highlighted by the recovery of 14,400 lbs U3O8 dissolved in solutions generated during the leaching and neutralization phases of the test in late 2022. The solution recovered during the operation of these phases was stored on site in accordance with permit conditions and in anticipation of the commencement of the recovered solution management phase. This final phase of the FFT was initiated during the first half of 2023 and involves the treatment of the recovered solution via an on-site purpose-built treatment system. Following treatment, a uranium precipitate product and a treated effluent were produced. The treated effluent was tested to ensure compliance with permit conditions before being injected into a designated subsurface area. The mineralized precipitates have been recovered from the process with over 99.99% efficiency and are safely stored on surface in accordance with permit conditions.

■
Advancement of the Phoenix Environmental Impact Statement Regulatory Review

In August 2023, the Company’s responses to approximately 250 comments received in March 2023 from the Canadian Nuclear Safety Commission (‘CNSC’) from the review of the draft the EIS were deemed complete, allowing for the Company to advance to the second phase of Federal review. Following the successful resolution of any further comments from the Federal Indigenous Review Team, the Company expects to then be in position to submit a final version of the EIS for consideration at a future hearing of the CNSC.

■
Inaugural ISR Field Test Program Completed at Waterbury Lake

In November 2023, the Company announced the completion of an inaugural ISR field test program at THT. The program included (i) the installation of an eight well ISR test pattern designed to collect an initial database of hydrogeological data, (ii) testing of a permeability enhancement technique, (iii) the completion of hydrogeologic test work, highlighted by the achievement of hydraulic conductivity values consistent with those from the 2020 Preliminary Economic Assessment, and (iv) the execution of an ion tracer test which established a 10 hour breakthrough time between the injection and extraction wells, while also demonstrating hydraulic control of injected solution. Overall, the program successfully achieved each of its planned objectives.

■
Closing of Equity Financing to Fund Long-Lead Item Procurement for Phoenix ISR Project

In October 2023, Denison completed an equity financing for total gross proceeds of US$55.13 million (CAD$75.08 million). The Company intends to use the net proceeds from the offering to fund (1) the advancement of the proposed Phoenix in-situ recovery (‘ISR’) uranium mining operation through the procurement of long lead items (including associated engineering, testing and design) identified during the ongoing FEED process and the Phoenix Feasibility Study (‘FS’); (2) exploration and evaluation expenditures; and (3) general corporate and administrative expenses, including those in support of corporate development activities, and working capital requirements.

■
Completion of $15 million Strategic Investment in F3 Uranium Corp.

In October 2023, the Company entered into and completed a $15 million strategic investment in F3 Uranium Corp. (‘F3’) in the form of unsecured convertible debentures (the ‘Debentures’), which carry a 9% coupon and will be convertible at Denison’s option into common shares of F3 at a conversion price of $0.56 per share. F3 has the right to pay up to one third of the quarterly interest payable by issuing common shares. F3 will also have certain redemption rights on or after the third anniversary of the date of issuance of the Debentures and/or in the event of an F3 change of control.

About Denison

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, a Feasibility Study was completed for Wheeler River’s Phoenix deposit as an ISR mining operation, and an update to the previously prepared PFS was completed for Wheeler River’s Gryphon deposit as a conventional underground mining operation. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and have advanced significantly, with licensing in progress and a draft EIS submitted for regulatory and public review October 2022.

Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture, which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest Main and Midwest A deposits and a 67.41% interest in the THT and Huskie deposits on the Waterbury Lake property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill.

Through its 50% ownership of JCU (Canada) Exploration Company, Ltd (‘JCU’), Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

Denison’s exploration portfolio includes further interests in properties covering approximately 285,000 hectares in the Athabasca Basin region.

Technical Disclosure and Qualified Person

The technical information contained in this press release has been reviewed and approved by Chad Sorba, P.Geo., Denison’s Director, Technical Services, who is a Qualified Person in accordance with the requirements of NI 43-101.

For more information, please contact

David Cates                                          (416) 979-1991 ext. 362
President and Chief Executive Officer

Follow Denison on Twitter                      @DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this press release contains forward-looking information pertaining to the following: projections with respect to exploration, development and expansion plans and objectives, including the results of the FS and the scope, objectives and interpretations of the technical de-risking process for the proposed ISR operation for the Phoenix deposit, including the FFT, and the interpretation of the results therefrom; expectations with respect to future evaluation and development of Phoenix, including front-end engineering design and detailed design efforts; expectations regarding regulatory applications and approvals and the elements thereof, including the EIS; expectations regarding the performance of the uranium market and global sentiment regarding nuclear energy; expectations regarding Denison’s joint venture ownership interests; and expectations regarding the continuity of its agreements with third parties. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results and underlying assumptions and interpretations of the FS as well as de-risking efforts such as the ISR field programs discussed herein may not be maintained after further testing or be representative of actual conditions within the applicable deposits.

In addition, Denison may decide or otherwise be required to extend its evaluation activities and/or discontinue testing, evaluation and development work if it is unable to maintain or otherwise secure the necessary approvals or resources (such as testing facilities, capital funding, etc.). Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in the Company’s Annual Information Form dated March 27, 2023 under the heading ‘Risk Factors’. These factors are not, and should not be, construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.